Exhibit 99.3

IMMEDIATE	5 January 2004

Royal & SunAlliance Appoints George Culmer as CFO

Royal & Sun Alliance Insurance Group plc announces today that it has appointed George Culmer as its new Chief Financial Officer, subject to regulatory approval. He will also become a main board director of Royal & Sun Alliance Insurance Group plc.

Mr Culmer, 41, is currently Head of Capital Management at Zurich Financial Services, based in Zurich. He was previously Chief Financial Officer at Zurich’s UK operations. George has worked at Zurich since 2000 and prior to that was at Prudential from 1991. George qualified as a Chartered Accountant with Coopers & Lybrand in 1988.

Andy Haste, Group Chief Executive of Royal & SunAlliance, said: “We are delighted that George will be joining the team. George has extensive experience in the general insurance industry and of major change management programmes. His successful track record and proven ability to take the tough decisions that bring about change mean that he is ideally suited to join Royal & SunAlliance.”

–ENDS–

For further information:

Press	Analysts
Richard Emmott	Helen Pickford
Tel: +44 (0)20 7569 6023	Tel: +44 (0)20 7569 6212

Julius Duncan
Finsbury Ltd
Tel: +44 (0)20 7251 3801

….more

Notes to Editors:

George was appointed Head of Capital Management at Zurich Financial Services in 2003. He served as Chief Financial Officer of UKISA between 2002 and 2003 and as Chief Financial Officer of Zurich’s UK non-life business between 2000 and 2002.

At Prudential, George was Group Financial Controller between 1997 and 2000, Head of Investor Relations between 1995 and 1998 and worked in analysis and strategy between 1991 and 1995.

George worked at Coopers & Lybrand in London and Auckland, New Zealand between 1985 and 1991.

George was educated at Downing College, Cambridge and is married with three sons.

Mr Culmer’s salary will be £380,000 and will be employed on a standard 12 month contract. He will receive options equivalent to his first years salary on arrival.